Exhibit No. 11   Computation of Earnings Per Common Share




                                               SIX MONTHS ENDED
                                                 JUNE 30, 1996



     Net loss attributable
     to common shareholders                           $   39,000

     Average common shares outstanding                   373,025

     Loss per common share                            $     0.10